Exhibit 99.1

Newater Technology, Inc. Provides Update on its “Going Private” Transaction

YANTAI, China, December 7, 2020 /PRNewswire/ -- Newater Technology, Inc. (NASDAQ: NEWA) (“NEWA”, or the “Company”), a developer, service provider and manufacturer of membrane filtration products and related hardware and engineered systems that are used in the treatment, recycling and discharge of wastewater, today provided an update on its “going private” merger transaction with Crouching Tiger Holding Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Parent”), and Green Forest Holding Limited, a company with limited liability incorporated under the laws of the British Virgin Islands and a wholly-owned subsidiary of the Parent (the “Merger Sub”).

On September 29, 2020, the Company announced that it has entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with the Parent and the Merger Sub in connection with the “going private” transaction, pursuant to which the Parent will acquire the Company for US$3.65 per common share of the Company. Mr. Li Yuebiao and Ms. Zhang Zhuo, through special purpose vehicles owned by them (together, the “Initial Subscribers”) have entered into share subscription agreements with the Parent, pursuant to which the Initial Subscribers have committed to subscribe shares in the Parent with cash in an aggregate amount of $742,856, the sum of which will be used by the Parent to pay a portion of the aggregate merger consideration. The remainder of the aggregate merger consideration will be paid with Company cash on the balance sheet as of closing, while the Parent has the right to seek alternative funding to replace the use of such Company cash prior to the closing.

On December 2, 2020, the Parent notified the Company that (i) Yancoal International (Holdings) Co., Limited, a private company limited by shares registered under the laws of the Hong Kong Special Administration Region (“Yancoal”), entered into a share subscription agreement with the Parent, pursuant to which Yancoal committed to subscribing to certain shares in the Parent with cash in the amount of $17,753,783, and (ii) the Initial Subscribers would increase their subscription of the shares in the Parent from a total of 203,522 shares to 744,950 shares in the aggregate amount of $2,719,068, in each case, subject to certain customary conditions.

The sum of the subscription amounts to be paid by the Initial Subscribers and Yancoal will be used by the Parent to fund the merger consideration. The independent committee of the Company’s board of directors has approved the updated arrangement for the payment of the merger consideration.

ABOUT NEWATER TECHNOLOGY, INC.

Founded in 2012 and headquartered in Yantai, China, the Company, operating its business through its wholly owned subsidiary Yantai Jinzheng Eco-Technology Co. Ltd., specializes in the development, manufacture and sale of DTRO (Disk Tube Reverse Osmosis) and DTNF (Disk Tube Nano-Filtration) membranes for waste water treatment, recycling and discharge. NEWA provides integrated technical solutions in engineering support and installation, technical advice and water purification services, and other project-related solutions to turn wastewater into valuable clean water. More information about the Company can be found at www.dtNEWA.com.

The Company’s core business includes:

●	Reuse of high quality reclaimed water;

●	High-salt and high-polluting wastewater treatment and near zero-liquid discharge;

●	Highly efficient treatment of Landfill leachate; and

●	Utilization of acid or alkali-containing wastewater as resources.

More information about the Company can be found at: www.dtNEWA.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may”, “will”, “intend”, “should”, “believe”, “expect”, “anticipate”, “project”, “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Specifically, the Company’s statements regarding the transaction are forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the water filtration industry in China; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Company	Investor Relations

Ning Liu Senior Manager	Fan Wang IR Director

NEWATER TECHNOLOGY INC.	MMTEC, INC.

Phone: +86 (535) 8012999	Phone: +86 13681276957
+86 15063837878
Email: wangfan@xgujia.com
Email: office@dtnewa.com